Exhibit 7.1
CONFIDENTIAL

RESTRICTED STOCK AWARD AGREEMENT

THIS AGREEMENT, made as of November 6, 2025 (the “Date of Grant”), between Toro Corp., a Marshall Islands corporation (the “Company”) and  Petros Panagiotis Panagiotidis, of 21 Vasili Michailidi Street, 3026, Limassol, Cyprus (the “Grantee”).

WHEREAS, the Company has adopted the Toro Corp. 2025 Equity Incentive Plan (the “Plan”) in order to provide additional incentive to inter alios certain officers, directors, employees and consultants of (including Persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its Subsidiaries and Affiliates; and

WHEREAS, the Administrator has determined to grant to the Grantee an Award of restricted shares of Common Stock (the “Restricted Stock”) as provided herein to encourage the Grantee’s efforts toward the continuing success of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

  1.          Grant of Restricted Stock.

  1.1          The Company hereby grants to the Grantee an award of 2,340,000 (two million three hundred forty thousand) shares of Restricted Stock (the “Award”). The shares of Restricted Stock granted pursuant to the Award shall be issued in the form of book entry shares in the name of the Grantee (and, following any transfer to a Permitted Holder in accordance with Section 2, shall be in the name of such Permitted Holder) as soon as reasonably practicable after the Date of Grant and shall be subject to the execution and return of this Agreement by the Grantee (or the Grantee’s estate, if applicable) to the Company as provided in Section 9 hereof.

  1.2          This Agreement shall be construed in accordance and consistent with, and subject to, the provisions of the Plan (the provisions of which are hereby incorporated by reference) and, except as otherwise expressly set forth herein, the capitalized terms used in this Agreement shall have the same definitions as set forth in the Plan. In case of conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of this Agreement shall prevail.

  2.          Restrictions on Transfer

The Restricted Stock issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated until all restrictions on such Restricted Stock shall have lapsed in the manner provided in Section 3, 4 or 5 hereof; provided that it shall be permissible for the Grantee to transfer the Restricted Stock to Permitted Holders who shall acquire the Restricted Stock under the same terms and restrictions as the Grantee and subject to the provisions of this Agreement .

“Permitted Holders” means (i) the spouse, the ascendants, descendants and/or other immediate family members of the Grantee; (ii) any legal entity controlled by the Grantee or any of the foregoing persons described in sub-clause (i); (iii) in the event of incapacity (as adjudicated by a court of competent jurisdiction) or death of any of the persons described in sub-clause (i), such person’s estate, executor, administrator, committee or other personal representative; or (iv) any trusts, general partnerships or limited partnerships created for the benefit of the persons described in sub-clauses (i) or (iii).

  3.          Lapse of Restrictions Generally

Except as provided in Sections 4, 5 and 6 hereof, the number of shares of Restricted Stock issued hereunder  shall vest in accordance with the schedule below, and the restrictions with respect to such Restricted Stock shall lapse, on each of the first three (3) anniversaries of the Date of Grant. More specifically:

(i) 780,000 shares of Restricted Stock shall vest on November 6, 2026

(ii) 780,000 shares of Restricted Stock shall vest on November 6, 2027

(iii) 780,000 shares of Restricted Stock shall vest on November 6, 2028

  4.          Effect of Death or Disability

Pursuant to the provisions of Section 2.6(e) of the Plan, if the Grantee’s office as Chief Executive Officer and Director of the Company terminates as a result of the Grantee’s death or Disability, in each case if such termination occurs on or after the Date of Grant, all shares of Restricted Stock which have not become vested in accordance with Sections 3 or 5 hereof shall vest, and the restrictions on such Restricted Stock shall lapse, as of the date of such termination.

  5.          Effect of Change in Control

In the event of a Change in Control at any time on or after the Date of Grant, all shares of Restricted Stock which remain outstanding and have not become vested in accordance with Section 3 or 4 hereof shall vest, and the restrictions on such Restricted Stock shall lapse, immediately.

  6.          Forfeiture of Restricted Stock

In addition to the circumstance described in Section 9(a) hereof, and unless otherwise determined by the Administrator, any and all shares of Restricted Stock which have not become vested in accordance with Section 3, 4 or 5 hereof shall be forfeited and shall revert to the Company upon the Administrator confirming, by written resolution to this effect, the termination of the Grantee’s office as Chief Executive Officer and Director of the Company , other than as a result of the Grantee’s death or Disability (as set forth in Section 4 above) prior to such vesting. For the avoidance of doubt, all dividends or other distributions (in cash or in kind) paid, remitted or made to the Grantee with respect to shares of Restricted Stock, prior to such forfeiture, shall not be forfeited by the Grantee or will not be recuperated, or otherwise recoverable by the Company.

  7.          Delivery of Restricted Stock

In accordance with Section 2.6(b) of the Plan, promptly after the Grantee accepts the Award, the Company or its transfer agent shall issue to the Grantee a stock certificate or stock certificates for the shares of Common Stock covered by the Award or shall establish an account evidencing ownership of the stock in uncertificated form.  Unless the Administrator shall otherwise determine, any stock certificates issued evidencing the shares of Restricted Stock shall remain in the possession of the Company (or such other custodian as may be designated by the Administrator) until such shares are free of any restrictions specified herein. The Administrator may direct that such stock certificates bear a legend setting forth the applicable restrictions on transferability.

  8.          Dividends and Voting Rights

Subject to Section 9(a) hereof, upon issuance of the Restricted Stock (and provided that the shares of Restricted Stock have not been forfeited pursuant to terms of the Plan and Section 6 hereof), the Grantee shall have all of the rights of a stockholder with respect to such Stock, including the right to vote the Stock and to receive freely all dividends or other distributions (in cash or in kind) paid or made with respect thereto. For the avoidance of doubt, all dividends or other distributions (in cash or in kind) paid on shares of Restricted Stock shall be remitted or otherwise transferred directly to the Grantee and shall not be held in any escrow arrangement.

  9.          Execution of Award Agreement

(a)          The shares of Restricted Stock granted to the Grantee pursuant to the Award shall be subject to the Grantee’s execution and return of this Agreement to the Company or its designee (including by electronic means, if so provided) no later than the earlier of (i) the date hereof, and (ii) the date that is immediately prior to the date that the Restricted Stock vest pursuant to Section 3, 4 or 5 hereof (the “Grantee Return Date”); provided that if the Grantee dies before the Grantee Return Date, this requirement shall be deemed to be satisfied if the executor or administrator of the Grantee’s estate executes and returns this Agreement to the Company or its designee no later than ninety (90) days following the Grantee’s death (the “Executor Return Date”). If this Agreement is not so executed and returned on or prior to the Grantee Return Date or the Executor Return Date, as applicable, the shares of Restricted Stock evidenced by this Agreement shall be forfeited, and neither the Grantee nor the Grantee’s heirs, executors, administrators and successors shall have any rights with respect thereto.

(b)          If this Agreement is so executed and returned on or prior to the Grantee Return Date or the Executor Return Date, as applicable, all dividends and other distributions (in cash or in kind) paid or made with respect to the shares of Restricted Stock granted hereunder on or after the Date of Grant and prior to such Grantee Return Date or Executor Return Date shall be treated in the manner provided in Section 8 hereof.

10.          No Right to Continued Employment and/or Office and/or Service

Nothing in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or its Subsidiaries or Affiliates to terminate the Grantee’s employment and/or service as an officer, director, employee or consultant of the Company or its Subsidiaries or Affiliates, nor confer upon the Grantee any right to continuance of employment or service by the Company or any of its Subsidiaries or Affiliates or continuance of service as a Board member.

11.          Grantee Bound by the Plan

The Grantee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

12.          Modification of Agreement

Subject to Section 3.1(c) of the Plan, this Agreement may be modified, amended, suspended or terminated, and any terms or conditions may be waived, but only by a written instrument executed by the parties hereto.

13.          Severability

Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

14.          Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

15.          Successors in Interest

This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representatives. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrators and successors.

16.          Resolution of Disputes

Any dispute or disagreement which may arise under, or as a result of, or in any way relate to, the interpretation, construction or application of this Agreement shall be determined by the Administrator. Any determination made hereunder shall be final, binding and conclusive on the Grantee, the Grantee’s heirs, executors, administrators and successors, and the Company and its Subsidiaries or Affiliates for all purposes.

17.          Entire Agreement

This Agreement and the terms and conditions of the Plan constitute the entire understanding between the Grantee and the Company and its Subsidiaries and Affiliates, and supersede all other agreements, whether written or oral, with respect to the Award.

18.          Headings

The headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

19.          Counterparts

This Agreement may be executed simultaneously in two or more counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TORO CORP.

By:
	Name:	Theologos Pagiaslis
	Title:	Chief Financial Officer

GRANTEE

By:
	Name:	Petros Panagiotis Panagiotidis
	Title:	Chairman, Chief Executive Officer and Class C Director

[Signature Page of Restricted stock award agreement]